LAW – WEST

ANDERSON CALL & WILKINSON

A PROFESSIONAL CORPORATION

110 SOUTH REGENT STREET, SUITE 200

SALT LAKE CITY, UTAH 84111

TELEPHONE: (801) 521-3434

FAX: (801) 220-0625

September 20, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Sherry Haywood, Staff Attorney

Re:

Geo Point Resources, Inc.

Amendment No. 3 to Information Statement on Schedule 14C

Filed September 20, 2018

File No. 000-55150

Dear Ms. Haywood:

This letter responds to the Commission’s comment letter of September 14, 2018.  Geo Point Resources, Inc. has filed Amendment No. 3 to its Information Statement on Schedule 14C which contains changes responsive to the Commission’s comment.

Comment - General

We note your response to comment one in our letter dated August 21, 2018.  We further note that you seek to incorporate by reference the consolidated financial statements of Geo Point Resources, Inc.  However, it does not appear that you are eligible to incorporate financial statements or other information by reference into the Schedule 14C pursuant to Item 14(e) of Schedule 14A. Therefore, please amend your filing to include the updated interim financial statements of TORtec and the required financial statements of Geo Point Resources, Inc.  Refer generally to Item 14(c) of Schedule 14A.

Response to Comment

The references in Schedule 14C concerning any incorporation by reference have been deleted.  TORtec Group was acquired by Geo Point Resources, Inc. on December 4, 2017.  Since that date TORtec Group has been a wholly-owned subsidiary of Geo Point Resources, Inc., and the financial statements for the two companies have been prepared on a consolidated basis, and filed with the Annual and Quarterly Reports of Geo Point Resources, Inc.

The audited consolidated financial statements of Geo Point Resources, Inc. from its most recent Annual Report on Form 10-K for the fiscal year ended March 31, 2018 are now included in the Schedule 14C beginning at page 25, and the related Management’s Discussion and Analysis of Financial Condition and Results of Operations follows beginning at page 42.   The unaudited consolidated financial statements of Geo Point Resources, Inc. from its most

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attention: Sherry Haywood, Staff Attorney

September 20, 2018

recent Quarterly Report on Form 10-Q for the period ended June 30, 2018 are now included in the Schedule 14C beginning at page 43, and the related Management’s Discussion and Analysis of Financial Condition and Results of Operations follows beginning at page 52.

Additional Changes

The audited financial statements of TORtec Group for the period ended September 30, 2017 have been moved from Exhibit B into the Schedule 14C beginning at page 10.  The unaudited pro forma financial statements of Geo Point Resources, Inc. and TORtec Group for the period ended September 30, 2017 have been moved from Exhibit C into the Schedule 14C beginning at page 21. Old Exhibits B and C have been eliminated.

The “September” dates in the filing have been changed to “October” in anticipation that this filing will clear the Commission’s review soon.

If you have any questions concerning this letter, please let me know.

Sincerely,

/s/ Robert N. Wilkinson

Robert N. Wilkinson

RNW/mh

cc: Stephen H. Smoot

LTRS/7646